Rithm Acquisition Corp.

799 Broadway, 8th Floor

New York, New York 10003

February 24, 2025

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Ms. Isabel Rivera
Ms. Mary Beth Breslin

Re:	Rithm Acquisition Corp. Registration Statement on Form S-1 Registration No. 333-284671

Dear Ms. Rivera and Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on February 26, 2025 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Rithm Acquisition Corp.

By:	/s/ Varun Wadhawan
	Name:	Varun Wadhawan
	Title:	Chief Financial Officer

Via EDGAR

CC: Michael Nierenberg, Chairman and Chief Executive Officer, Rithm Acquisition Corp.

Philip Sivin, Managing Director – Chief Counsel, Rithm Capital Corp.

Derek J. Dostal, Davis Polk & Wardwell LLP

Christian O. Nagler, Kirkland & Ellis LLP